Filed by ALLTEL Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: ALLTEL Corporation

Commission File No.: 1-4996

Transcript of Investor Presentation of ALLTEL Corporation

ALLTEL CORPORATION

Moderator: Kimberly McIntyre

January 10, 2005

8:00 a.m. CT

Rob Clancy: Good morning, everyone. Thank you for joining us here in New York today on January 10th, 2005.

Let me also thank those listening on the Webcast and call as well as all the ALLTEL and Western Wireless employees. Welcome to our meeting announcing the ALLTEL acquisition of Western Wireless. My name is Rob Clancy and I lead the Investor Relations Department at ALLTEL.

This morning, we will have a presentation followed by an opportunity for Q&A. For the media present here and on the call, we will - we will be hosting a press call later this morning at 11:30 a.m. Eastern time and I ask that you refrain from asking questions until then.

Today's discussion includes statements about excepted future events and future financial results that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to uncertainties that could cause actual future events or results to differ materially from those expressed in such statements. Other factors that could cause actual results of ALLTEL to differ materially, many of which are beyond the control of ALLTEL, include but are not limited to the items listed in the Safe Harbor Statement contained in the press release related to this transaction.

Additionally, today's presentation will include certain non-GAAP financial measures. I refer you to the IR section of the ALLTEL Web site where the company has posted additional information regarding these non-GAAP financial measures including a reconciliation of each such measure to the most directly comparable GAAP measure. The company's Web site is located at www.alltel.com.

Let me now introduce our participants this morning. We have John Stanton, Western Wireless Chairman and Chief Executive Officer; Scott Ford, ALLTEL President and Chief Executive Officer; and Jeffrey Gardner, ALLTEL Executive Vice President and Chief Financial Officer.

With that, here is Scott Ford.

Scott Ford: Thank you, Rob. Good morning, everybody. We're delighted to be here today. This is a great day for the ALLTEL and Western Wireless families. It's a day that ultimately we have wanted to talk to each other on and off and we tried to avoid each other on and off over the last better part of a decade. We're glad to get to a point where we've actually got a deal done; we've got a contract signed. And we look forward to moving forward together in' a very exciting new opportunity for both businesses.

This morning I'd like to take you through the summary of the transaction, the terms of the transaction, and then John's going to come up and talk a little bit about what we think we can do on a combined basis, and then I'll come back and go through the details of each of the points that he makes, if he stays on script - which would be his norm - then we'll just wing it from there and we'll do the best we can.

The highlights of the transaction are that it's about a $6 billion transaction where all will issue approximately 60 million shares and roughly a billion in cash plus the assumption of debt of Western Wireless. If you look at it on a per share basis, each shareholder will be entitled to .535 ALLTEL shares and $9.25 in cash. There is an election that each shareholder might make, but in the end in the aggregate we will be issuing the 60 million shares and roughly the billion dollars in cash.

We have required approvals that everybody knows about at the - both the federal level and probably in some areas on the state level. We have the FCC to go through, the DOJ, and the Public Service Commission.

We expect to close - we would like to close as soon as we can. We would expect that that would be in the May-June timeframe. If we're treated exceptionally well and we get exceptionally lucky maybe it would be in the April-May time frame but we're planning on a May-June basis.

We have no expectations that we'll be forced to divest anything. Obviously we overlap a little bit in Kansas and Nebraska, but if you look at the competitor set that we're competing with, you look at the assets that they've put together, we think that's a small drop in the bucket kind of problem and are prepared to deal with that.

We are excited to announce that Mr. Stanton is going to be joining our board. We think that that is a great affirmation of what we have. Not only is he going to be joining us as a shareholder but he'll also be joining us in a leadership role and I think it speaks to what kind of opportunities we have with this business going forward. So we're excited about that and pleased that he'll be coming up.

The valuation is roughly what - operating income before depreciation and amortization, I guess the shorthand in the old days was EBITDA - we're paying roughly eight-and-a-half times '05 EBITDA number. That's underneath the AT&T-Cingular multiple; I believe it's just under the Sprint-Nextel multiple, but it is a fair valuation we believe for the kinds of properties that Western and ALLTEL operate in the wireless world.

So I think after a lot of give and take on a number of issues as always involved in something like this, we have finally arrived at the day where we get to talk to you about what we plan to do with this business.

And with those brief comments about the transaction I'll let John come up and actually - because he's more eloquent. I'm kind of the, you know, I'm the grinder and he's the eloquent one as those of you who know us both can probably tell that.

Let's let him talk to you about the transaction and the benefits of it. Thank you.

John Stanton: Thank you, Scott.

Scott Ford: You bet.

John Stanton: Terrific to be here. We appreciate the opportunity after the 14 years of building Western Wireless to join the ALLTEL family. I think it's a honor and a privilege and something we're very excited about.

I'm going to talk about the combination of the businesses and talk a little bit about some of the specifics. I think - the first observation I think though is that we're going to combine the philosophies of the business. We're going to take the best of both and I think that there are some things, frankly, that ALLTEL does better and some things that Western Wireless does better. By putting the two businesses together I think we're going to get the best of both worlds.

First of all, the opportunity to combine the businesses and the assets, both geographically and technologically. I've been in this business basically my whole career, 23 years in the wireless business. And if there's one thing that customers talk about it's that coverage is the most important thing. They talk about the notion that they want to be able to make phone reliably wherever they. They want to be able to receive calls reliably wherever they are. What this business on a combined basis is about is delivering on that opportunity.

First of all in terms of the amount of coverage, the combined company is going to service about half of the area of the U.S. and about a quarter of the population. While the business is going to be smaller in terms of the number of customers it serves under the national players, it will be larger than all four of the national operators in terms of the amount of - amount of area covered in the United States and that's important.

The opportunity for us is to deliver not only area but to deliver it on a technology that the companies need. At this stage there are basically four technologies that are going to be used in the U.S. for a period of time: analog, TDMA, CDMA and GSM. The opportunity for us is to be able to deliver that technology wherever customers want it. In all of our markets we're able to deliver the technology the customers need in terms of both wholesale and retail by delivering roaming coverage to companies like Cingular in territories like Montana where they don't have service; or to be able to deliver technology on CDMA in Texas where they don't have service. We're effectively able to meet their needs to preclude the necessity of them building out their own coverage on a higher, more expensive frequency band. What that means is on a local subscription basis ((inaudible)) the competition.

We view ourselves, all of our shareholder and in particular my wife and I who started the business, as investing in ALLTEL. We're investing in it because we're going to be significant shareholders of the company. The company will have over 70 percent of its revenue from the wireless business. And while there's a legacy wired business, we view ourselves as investing primarily in a wireless business.

The retail opportunity is something that we really learned from the ALLTEL folks, they do it right. They do a terrific job in delivering a retail experience to the customers that causes the customers to remain loyal to them and it's something we're looking forward to learning from their team.

I think that Western does a better job in terms of thinking about roaming. We deliver multiple technologies. And I think that the ALLTEL team has been impressed and intends to imitate and replicate many of the strategies that we've used which effectively reduces the degree of competition over time.

A few years ago we saw international as a better opportunity than the U.S., particularly when there were six and seven players in national - in major markets in the U.S. before the consolidation occurred. We looked at the returns on investments that were available in the U.S. for additional investment capital versus those available outside the United States and we made the decision to invest over $500 million outside the United States.

Well those investments have paid off. We've had some terrific successes and the operating team in our international group has done a great job. I would tell you that represents an additional diversity and additional opportunities for the ALLTEL business, particularly with their ability to take advantage of additional opportunities on an international basis.

And, frankly, now, from my perspective, with the industry structure rationalizing with the consolidation of AT&T and Cingular, Nextel and Sprint, we're seeing a more rational industry structure in the U.S. which I believe will have the results of increasing rates of return on international - on domestic assets. And, frankly, in effect, we are trading into a larger position in the U.S. and I think that that represents a very strong opportunity for our shareholders.

((inaudible)), I think this transaction also creates a substantial upside associated with synergies. And I think Scott's going to talk a little bit more about some of the expense synergies, but I'm most excited about the revenue synergies.

One are that we've been very aggressive is taking advantage of the fact that wireless is, over time and in our lifetime, replacing wired networks, particularly in rural areas. And the opportunities to continue to do that is punctuated by the willingness of the federal government to extend universal service subsidies, monies that make wireless service or wired service, telephone service, less expensive for people in rural areas. And to extend those to wireless companies levels the playing field and creates a revenue opportunity for the combined ALLTEL Western Wireless business.

I think it's important and one of the things that we know has limited our business at various times in our history is balance sheet. We appreciate the A credit rating that ALLTEL has. We appreciate the importance of their careful management of their balance sheet. That's something that we think represents an opportunity for the combine company because strategically there are additional opportunities.

There are additional opportunities in terms of acquisitions as the company chooses. That strong balance sheet makes a difference in its ability to do that because literally with the combination of Western and ALLTEL most of the small operators really have only one place to go if they want acquisition opportunities. And ALLTEL can be aggressive I believe in pricing those and only doing the deals that are right for it.

In addition, it will become the biggest partner for all - biggest independent partner for all of the four national players because of the multiple technology platform and the huge footprint that we offer. The opportunities for this combined company to be the strategic player of choice in the largest geography in the U.S. and become the strategic partner of choice for the largest operators, I think, can bring disproportionate returns to our investors over the future.

With that I'm going to turn the podium back over to Scott to add a few years and go through some of the specifics. Scott.

Scott Ford: Thank you. I told you he'd do a nice job of that.

Let me go through the details of this. These are all the questions that - in the - if you'll flip the next slide please - talk to you a little bit about the synergy opportunities. John spoke about the revenue opportunities and I think in those comments you heard something that he and I and our respective teams have spent a lot of time on.

This is a business that is really geared up to serve rural America and moderate size cities in America. It is the bread and butter that ALLTEL came from, it's the type of markets that Western serves, and it is our focus and it is our commitment to continue to drive technology including handsets, which typically lag behind major metropolitan areas, some of the devices that are coming into the wireless world, the content, some of the applications. The combination of this business will allow us to take those kinds of opportunities to the customers really in the middle part of the country that normally get those on some kind of 12-, to 18-, to 24-month lag from the major urban areas. So we'll be in a position to deliver that quickly and we think there's some revenue opportunities that come from all of that.

The operating expense side of it, as you can see o the slide, is all of the standard stuff. It is our intention to maintain as many of the Western folks as possible. We may - we have a view that says all of the field operations will stay in place as they are. We're going to be dealing with the corporate kind of headquarters issues around IT and accounting that you always have to deal with. We'll be putting transition teams together between the Western folks and the ALLTEL folks to let them start working out what is the right path, what is the best way to get things done, who needs to do them, where do we need to do them. That will be starting up in the next month or so those teams will be getting together and starting to work through that.

But we've been able through the experience that we've had in other transactions - we've only done one other of this size - but we have done, you know, a half dozen several hundred million transactions and have several in the billion range. And we have a pretty good view of what kind of synergy opportunity is available. We've tried to highlight those across the bottom.

The operating synergies, which are not about the NOL use and are not about the interest rate savings, which are - both of which are very substantial, probably as big as the synergy numbers themselves. But the operating synergies we expect in the full year of operation, which will be '06, which is a combination of the revenue synergies and the expense savings, to be in the 50 to $60 million area. We look for 70 to 80 million in the second year, 80 to 90 million in the third, and to cap out somewhere around that run rate. It's hard to know at this point in time exactly where that will be.

Those synergies translate into a present value of over $800 million. If you look at that on a percentage of cash costs that's very reasonable, very ascertainable from the combined company's perspective.

If you look at that on a percentage of the value of the deal, vis-a-vis any of the other deals in our industry, we think you'll see that's right down the middle, very similar to guidance we have given you on previous transactions in terms of the actual scope of the savings.

The next slide, if you'll take a look - and John mentioned this a little bit - he views - and I think he captured this well in the brief comments he made - he views that he and Terry are actually making, and their shareholders, an investment in a wireless business. And for you to get a sense of that you'd really have to go back in time - our roots are as a rural ILEC, most of you that have followed us know that. And just a couple of years ago well over half of our cash flow still came from the ILEC business. Today about 60 percent of our revenues come from the wireless business and a little over 50 percent of our cash flow comes from the wireless business.

Pro forma for Western those numbers will move closer to 70 percent of our revenues coming from wireless and almost 70 percent of our operating - of our operating cash flow coming from wireless.

Now, there's a lot of speculation about our wire line business. There's speculation before this deal, I'm sure that we've not thrown gasoline on that fire. And let me make a few comments about the way we're thinking about that.

We are not typically the first company to want to take advantage of a new capital structure or to try and push something through the IRS and hope that they'll do with you or to push something out into a market and hope that it's sustainable and liquid and that multiples that are initially available actually prove out over time to be available. We will typically take a more - a more seasoned approach to that, if you will.

We have been - that said, we have been very pleased with the valuation placed on rural ILECs. We've been very - we think that some of the debt loads that we might be able to look at putting on our ILEC is very sustainable by that ILEC property. It is - there is no running from the fact that rural ILEC properties, while being very consistent over the next few years in their cash flow generation, are going to continue to see operating income pressures that outpace the declines of the actual revenue and cash flow of that business.

So we've been pleased with the way the market is recapitalizing a business that's not going to grow it's earnings but generates a lot of cash. We'll be exploring that fully in the coming months. We've been a little busy, as you might be able to appreciate. We have competition for ideas that we've been working through over the last year or two. But this is an area that we're going to turn to and face full square and deal very aggressively with over the next I would say probably 12 months. So that's how we're thinking about our ILEC business. That's about all I need to say on that, I would imagine.

If you flip to the slide - so here's the blue and green map which John points out are the Seattle Seahawk colors and our condolences go out on that front. But I'd say on the whole you've had a pretty good weekend even in spite of that.

We're going to cover roughly - our combined operation covers roughly 72-and-a-half million pops over a million square miles. It's the largest physical network of any of the carriers in the country. That's a - that is a very - I was talking to somebody from New York who was amazed at that. And I said, "Well, it's kind of the red-state/blue-state phenomenon, you know. There are not as many people out there but there's an awful lot of territory." And than a lot of people end up driving it a lot of - you know, a lot of their time.

So we're excited about this position. We figure - we think that we know precisely what we need to do from a retail perspective and we are learning precisely what we need to do on the roaming side of the business to support all four of the national carriers. We are excited about the prospects of developing not only our CDMA retail business, which is 90 percent of our wireless revenues pro forma, right, but also developing the GSM business and looking at other technologies that companies want to deploy over the next couple of years.

So here's the way we're thinking about the basis wireless business. 70 percent of our revenues come from wireless. 10 percent come from roaming. So 90 percent of our - of our wireless business is our retail business, the vast majority of it here in the United States. We'll have 11-and-a-half million customers. We will continue to have three million access lines which we will be dedicated to continue to provide great service to and drive the business on, almost $10 billion in revenue and operating cash flow of just under $4 billion. So it becomes a business that has some scale opportunities for the future as we look to filling in that map, perhaps in a very disciplined fashion and also providing service to other carriers where we are economically incented and they really are not.

We talked a little bit a second ago about the wholesale position. It's a question that everybody's going to ask because those of you who followed us know that in 2000 we did a property exchange with Verizon where we became the pace setter in low rates in the roaming world. And today they are our largest roaming partner. Today roaming revenue from ALLTEL's wireless business is about eight percent of our revenues. 60 percent of that is from one national carrier. And for all the savants in the room that figure that, that's probably Verizon as you look at the footprint and you go back through the transactions that we've done in the past.

Pro forma for Western our roaming revenue as a percentage of our total wireless will go up to about 10 percent, so easily manageable. Before we did the Verizon transaction numbers in the - and still in rural carriers today including Western numbers of 15, 20, 25 percent and more of their revenues were from roaming. So this is a very manageable number, probably at par with where the national carriers are because they still roam on each other's network, particularly at the analog network, all over the country.

John mentioned that we've become the leading roaming partner to all four of the national players. If you'll click on the next slide we'll show you - now this is not a scientific map, OK, but it is our best guesstimate of where the actual footprint of the four national carriers is built out.

Now everybody in all four of the national carriers have licenses to provide service across the country. Where you have a license versus where you've actually built the network, gone into the retail business and deliver service is a very different thing and it's very different by carrier.

What we've attempted to do here is to overlay the actual built-out network of the four national carriers and to superimpose that on the combined footprint of ALLTEL and Western Wireless. It would have gotten too busy to go into our own network, it's something that we're not anxious to necessarily show everybody but you can presume that it is most of the territory that is lit in blue - in blue behind that.

So this gives you a sense of the national carriers, all four of the national carriers still need roaming partners and they need them in this particular part of the country. And again, that's driven by the simple demographics. It's competitive - where it's competitive where you have a lot of people they've all built a network. Where you don't have a lot of people they need to hand that off. We are - we intend to continue to aggressively price roaming so as to incent the four national players to use our network. We have a run rate built up where we can be aggressive on that front. We will continue to do that and we are going to do that with both technologies, CDMA, which is what our business is - we're looking to finishing our 1-X deployment in '05; we're looking at EBDO deployment which version and Sprint can use; e are going to remain in the TDMA business through the sunset of that technology. In the Western areas we will stay In the GSM business and we will look to deploy some GSM where it makes sense, where our partners incent us to do that in some of our traditional ALLTEL footprint. Enough said.

The international business, which John talked about, this is a fantastic group of people. This is really an under appreciated group of people and an under appreciated asset in the Western Wireless portfolio. This is a group of folks who have really gone into several countries - the vast majority of the revenues, customers, profitability come out of Austria and Ireland but they've gone into several other countries where they have taken a position as either the new entrant, as the third player, or fourth player. They've gone in with a very smart branding campaign. They've gone in with a very smart network build, a very thorough network build, and they have delivered fantastic results.

We are catching this business, if you will, as it turns from an investment from a cash perspective to a generator of cash and we think as this asset continues to mature and we're looking forward to this team joining our team we will look for opportunities to help them strategically invest both in the countries where they are and also in surrounding areas where they have a footprint and a management team that can exploit the use of capital there.

So while this is not the main part of the business it's 10 percent of our consolidated wireless revenues, it's five to 10 percent of the consolidated wireless valuation, it's an important group of people, and it's an important asset and it is driving a tremendous amount of growth.

Finally, as we always tend to go back to, it's great to grow, it's great to add customers, but it doesn't mean anything if your not growing profitability. It's great to grow your footprint but it doesn't mean anything if you put the investment that people have entrusted you with at risk unnecessarily. So we always kind of come back to a balance sheet view.

ALLTEL remains after this transaction as it was before this transaction, one of the most highly equity capitalized businesses in the industry. We are one of only three companies - or four companies that are A rated, the others obviously being Verizon, BellSouth and SVC. We have not got a hard line contractual commitment to that but it is culturally what we have attempted to do in every transaction that we've done.

We have - we've put a reasonable amount of cash in this transaction which helps on a number of measures but we've also used a substantial portion of our - of the transaction is equity. And we've tried to select the right balance between maintaining a balance sheet, leaving ourselves opportunity room to further expand the business and participate in the further evolution of this industry, and to do that on a basis where we can still get to EPS accretion and certainly to equity free cash flow accretion in the first 12 months of running the business.

I think the final slide that we have - no, we have two more - this is the obligatory toot-your-own-horn slide. When we give you a synergy number in the past and we structure the transaction we've tried to do exactly what I've said on balancing the income statement, the cash flow generation, and the balance sheet requirements; we have been successful at delivering on the synergies that we have put forward in every transaction we've done to date going back to 1998 which is really the formative transaction that created the business that you know today as ALLTEL when we merged with (360). From that time through we've done almost $12 billion of acquisitions prior to this one and on every one of those we have hit our dates, we've hit our commitments, we have honored our commitments to people involved, and we have hit the synergy numbers that we commit to the shareholders who've entrusted us with their money.

So we fully intend - and I guess past performance is not indicative necessarily of future events, or whatever, but we fully intend to meet that requirement and to add this transaction to that slide.

And then the final slide, please, sums up I think what John said earlier. This is a very reasonably priced transaction relative to valuations in this space. It's accretive to us on an earnings basis and even more accretive to us on an equity free cash flow basis even taking into account the non-cash charges. It increases our wireless revenue mix to 70 percent, which gives us options as we look to our wire lined asset and future capitalization and structural decisions that we'll be reviewing in the coming year.

It is a retail business where we add significant value. The kinds of markets and the kinds of rate plans, pricing plans, content, applications that we'll be able to bring into these markets will be great for the employees of Western and great for the customers of Western in the rural markets where they serve.

We think it creates the leading roaming partner, certainly in our area, for all four national carriers, as we've talked about; adds diversity and increased growth in the international business.

The synergy numbers we talked about, the balance sheet we talked about, and finally and most importantly, if you're a shareholder of ALLTEL, it sets us up in a position where the future is brighter than it otherwise was for both of us. It's a great retail platform. It gives us the ability to deal with our wireless wire line business and enough scale where we have choices should we choices should we choose to do something differently than what we've done in the past. And it creates a platform that we view as a strategic partner in the roaming world, certainly for all four of the national carriers. And we showed you their footprint, it's pretty intuitive to be able to then figure out how the rest of the world might want to sort that out over time and it puts us in the position, as we have always attempted to do, to play cards off of the cards that the larger carriers decide to put on the table.

They're all reviewing their options. I think that will play out over the next two to five years. We are not in a superior position to where we were to play off of whatever decisions those various carriers make.

That is our formal presentation and I think we've got a little bit of time here to take Q&A. And Rob, are you going to come mediate that?

Thank you very much.

Rob Clancy: Good job, very good job. Thank you, Scott. We're going to have some time for Q&A here. We'll start first in this room. We have a question up

Operator: As a question today from the telephone audience, all you need to do is press the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We'll proceed in the order you signal us and take as many questions as time permits. Once again, that is star one on your touch-tone telephone to ask a question.

Male: and lastly, if you could detail the tax savings?

Jeffrey Gardner: Sure.

Rob Clancy: You got all that, Jeff.

Male: ((inaudible))

Male: You've got it.

Rob Clancy: No, no, I was going - I was just going to make sure we were answering - so are they all operational - are all the one-time charges operational or what's the nature of them?

Male: Yes.

Rob Clancy: Your second question?

Male: The interest savings.

Rob Clancy: Interest savings.

Male: Third question is any accounting changes.

Rob Clancy: Accounting changes

Male: And the last thing is detail the tax savings.

Jeffrey Gardner: OK. The one-time charges the most significant items are transaction fees, obviously, severance, and a billing system conversion. Those are the three major buckets, traditional things that you'd see.

From an interest savings perspective, we are planning to refinance most of the outstanding Western Wireless debt at close. The interest rate savings, because of the differences in the credit profiles of the two companies would be roughly $70 million

Male: If we refinance all of it at - right.

Jeffrey Gardner: Right. In terms of the tax issues, the net operating losses and net present value of a couple hundred million dollars and so that's built into our projection.

And then finally, I think the only unusual item from an accounting perspective is significant intangible amortization, one, related to the typical things like customer lists; and secondly, in Austria where Western did a wonderful job putting together a deal that there'll be a small - there'll be a significant asset write-up which will drive some intangible amortization that in total represents about $150 million of net present value.

Rob Clancy: OK. Another question from here in the room? Why don't we - why don't we go to the phone. I think we've got some questions on the phone.

Operator: We'll take our first question from Michael Rollins.

Michael Rollins: Hi, good morning. Just a couple quick questions, on the roaming, can you describe if the 10 percent - you hear me?

Male: Yes, we can hear you.

Michael Rollins: Great. Can you describe if the 10 percent number on roaming is pro forma for the re-rating of any contract given the differences in your pricing arrangements and some of the roaming partners at ALLTEL versus Western?

And the second thing just to go back to what you said, Scott, earlier about the opportunities in the - the opportunities to spin off wireless - or wire line, excuse me - and some of the credit ratios that you - that you showed up on the chart. Why not just lever up the whole company a little bit and - as opposed to considering a spin off? I'm curious if that would also then be in the cards in your 12-month analysis of the opportunities there?

Scott Ford: Well, thank you for the question, Mr. Stanton, I appreciate the desire to borrow and you hate - you know, the worst thing about a credit is to see it unused. That is certainly - that is certainly one view of the world.

And I'm sure that in all of the options that we look at on the - over the next year or so that we'll be, I'm sure, pitch the banker book on something similar to that. We'll take a look at it. It's hard to know exactly right now what we're going to decide to do on that front.

As you go back to the roaming revenue, the 10 percent number is pro forma. I think the material thing to understand is that whereas in past transaction we have immediately had a very significant down draft from the Verizon contract where we are committed to provide to them our network and any network we purchase with a very short time frame at the rates that our original contract had in them, right, so that creates - most companies charge Verizon a lot more than we do for roaming.

Western has over the last few years been very aggressive at incenting Verizon to use their network. They have dealt with most of that. And the down draft in this one is a gentle breeze, not a strong wind. So it is pro forma for the new rates that we will be dealing with and does not entail a large drop off on any of those traditionally expensive roaming propositions that we've had to deal with because of the Verizon situation.

I said that in a circle. I hope you understood the point, sir.

Rob Clancy: Let's go ahead and take another question from the phone.

Operator: Next question will come from Ric Prentiss with Raymond James.

Rob Clancy: Can't hear that one.

Operator: Mr. Prentiss, your line is open, please go ahead.

Ric Prentiss: Can you hear me?

Rob Clancy: Yes, sir.

Ric Prentiss: Hey, Ric Prentiss. Congratulations, guys. John, I guess this makes January as big a month as May historically has been for you.

John Stanton: Thanks, Ric. Hopefully, we'll keep our historic pattern of doing something important in May by closing this transaction.

Ric Prentiss: Great point. Couple questions, the roaming business, I think you guys were talking about supporting GSM, maybe looking at putting GSM into some of your traditional markets at ALLTEL. What have you thought about as far as committing to putting in UMTS, which Cingular is very interested in having in place in some of the markets?

And also John, you talked about the revenue side of the equation. We agree that's a great spot to look. In the past you've thought a lot about rural broadband. Any change on the combined company?

Scott Ford: I'll take the first one and let you speak to the second.

As we look at ALLTEL historically, we have been approached by GSM carrier to deploy GSM across our network. We typically have plenty of spectrum to be able to do that in the rural parts of our footprint. We have been asked to deploy that over - in the past and we have not done that because we have not on the whole been able to figure out how that made economic sense to us.

Well, that meant we had to spin up a separate engineering group or we had to start to go into a series of contractual relationships with vendors for equipment and - that we have traditionally not bought and we have been reluctant to do that. We will, leveraging off of the Western Wireless folks that are largely in Seattle, look to expand that footprint for the GSM carriers in our traditional area because now we have the people to do it, the infrastructure in place, and the agreements with vendors and some level of scale to be able to do that.

As it pertains to UMTS, I'd just say there we're going to - we're going to look at that. We are looking at EBDO. We are making some trial deployments of EBDO now for Verizon and in our own retail business. And we will look at UMTS as it gets clearer exactly what path the primary carriers there are going to go on and we'll take a look at what pricing looks like and what the network elements look like. But we're totally open to that. If it's incented - if we're incented to do that by then we will certainly take a look at it.

John Stanton: The - Ric, I've - we've talked in the past about my views on rural broadband. I think fundamentally the economics of broadband in a sparsely populated area almost always favor wireless technology over wired. There is a growing - a very rapidly growing broadband opportunity in rural areas.

We think that in the territories we serve only about five percent of the people have a broadband connection today and that's in contrast to a rate about five times that level, about 26 percent, in the country as a whole. The opportunity for us, I believe, over time, in both the Western territories and in certainly some of the ALLTEL territories where it's sparsely populated is to be able to deliver that wireless broadband connectivity.

We tend to be over time technology neutral. We tend to be even spectrum neutral but try to meet the need.

The only - the UMTS cross - issue crosses into what broadband is. I think that it's important - customers don't come to you and say, "I want that technology." They come and say, "I want that service."

But we bring a lot of experience, not only domestically but we actually operate a UMTS system in Europe right now. We've got engineers that have the experience Europe years ahead, five to seven years ahead. And we've already got a whole team of folks that have done a spectacular job in Austria delivering on a UMTS opportunity.

The key is the amount of (spectrum) that's been allocated in the U.S. is limited. (So owning) 850 (spectrums) in rural areas really represents the blocking position in many respects for broadband technology.

It represents an enormous opportunity in the combined company assets.

Male: Let's take a question up there in front.

Male: Thank you. Just a little history on the - first, congratulations, John.

John Stanton: Thank you.

Male: It's been a long ride since a dollar and a half. It's terrific.

John Stanton: It's $1.43 but who's counting.

Male: Right.

Male: I am. So is my mom.

Male: Just a little (laid) background on the deal. It wasn't long ago (awhile) the company was selling stock it was different - something changed. Just your thoughts on how you get to today.

John Stanton: I think that it's important to look at the continuity of the company, that - we were talking last night and there were a lot of tears in the eyes of folks at our board meeting because most of our board members have been around since the beginning, since we started putting the businesses together, it's about 14 years ago.

And it's been a terrific and continual entrepreneurial commitment that process to get into the PCS business, to create the voice stream business. It's been that (off), the opportunity for us to get into the international business.

And throughout all that time, to be in the rural wireless business is a foundation that we think represents an enormous opportunity. I think that certainly we, like a lot of other folks, got caught in this position where in the 2001 timeframe, the market believed that all telecom businesses were going to the way of World Com.

And we, because of the level of debt that we had, clearly got put in a difficult position. We knew we had a terrific business throughout that. My wife and I bought a lot of stock personally because we believed in the opportunities.

There was never any doubt in my mind that we were not only going to work through it but that we had a spectacular good business. One of the challenges we had, the best single opportunity I think I've ever seen in my career was to essentially take the Austrian license over from Vodafone for free.

And we took on that opportunity at exactly the wrong time from a financial point of view. No one in their right mind would take on a business that was losing $200 million, even if for free, at a time that the financial markets were as difficult as they were.

We made the commitment to do that, but our stock reacted very poorly. We went from about $5 down to about $1.43. I know because my mother bought 100 shares in August of that year, which she reminds me of all the time.

But the opportunity from our point of view was to be able to then have our outstanding international team turnaround that business and build that international business in Austria at the same time we were building the business in Ireland, the same time that the (Matheny scene) was doing a spectacular job in working through a technology transition, a billing transition, a roaming philosophy transition and to be able to build a business.

And (that's what the) results in the last few years have demonstrated. We did issue equity twice in the last two years because we recognized, although we were never going to get to an A credit, we recognized that the strength of the balance sheet really equated to the ability to execute on opportunity.

So we were strengthening our balance sheet one step at a time, and I guess this is the ultimate strengthening of our balance sheet.

Male: I think we have another question here in the room. How about right up here in front?

Male: Is there anything you can tell us about some breakup fees related with the deal?

Sorry. Is there anything you can tell us about any potential breakup fee related with the deal?

Scott Ford: There are standard terms and conditions on all of that, but this is a kind of a traditional marriage approach. We're in it. There it is. We expect it to go through. We will ride through the bumps of it and what we disclose and how we disclose all of that, since I'm not versed on that, I'll leave out.

Although we may be able to disclose it. If we are, we'll get that out as we go through the day.

John Stanton: And I would just say that we believe that this transaction (closed), that there is a (vote prior) of our shareholders, my wife and I have committed to vote the 42 percent of the votes that we control, and I don't believe a shareholder voted just prior to the ALLTEL shareholders.

So we have a high degree of confidence this transaction's going to close.

Male: So let's go back to the phone. I think we have a few more questions. Any on the phone?

Operator: Mr. Flannery, your line is open.

Simon Flannery: OK. Thank you. Good morning. Two quick questions. One, are there any restrictions on selling the international properties after this deal if indeed you decide that you get a good offer for those?

Certainly international hasn't really been a part of ALLTEL. And secondly, you've been buying back stock over the last few quarters here. Is there the ability to do that while this deal is underway or has that all got to be put on hold? Thanks.

Scott Ford: It would be our intention, as we go into this transaction, to keep the international business. While we have not historically been in the international telecom business, those of you who remember us from the information services days know that we did have a fairly substantial international business.

Most of the issues that we've talked with, the western time (on) in the course due diligence, we recognized as a different industry as the banking and software services business. But most of the, you know, the currency issues, we already had the team in place where we used to deal with those issues.

So I think on that front while it's not the same thing we've done in the past, it's not totally unfamiliar to us. Our intent would be to maintain and actually to continue to invest in the international business because we think they have some fantastic opportunity.

We'll be continuing to work through that between now and close.

The second question was about our buy-back. We generate a lot of free cash flow. We have historically looked to do acquisitions with that. We pay a dividend and have increased that dividend for 44 consecutive years regardless of whether or not everybody likes that or not.

It would be our view to continue to do that. And we do buy back stock when we can. There are - we typically have been able to $500 to $750 million a year if the windows are always open and we can do that.

We can't be doing that. I don't think we've got the room to be doing that between now and close. But for those of you that know us, you know that as soon as we get the chance to get back in and do that, given the free cash flow of this business, you can probably assume that we will, in fact, go about doing that again.

Male: Got another question on the phone?

Operator: Next question from Tavis McCourt of Morgan Keegan.

Tavis McCourt: Good morning, guys. First a clarification. The $70 million in interest savings from the re-fi of debt, is that an (NPV) number or an annual number?

Jeff Gardner: Tavis, that's an annual number.

Scott Ford: That's an annual number if we refinanced it all and we refinanced it all for the full year. That number will never actually be because not all of that will ever line up perfectly. But that's to give you a sense of the impact.

Male: OK. One more question on the phone.

Operator: And will come from Frank Louthan with Raymond James.

Frank Louthan: Great. Thank you. Just sort of from a strategic perspective, you've been pretty clear over time, you've been clearly looking at wireless assets and for (an acquisition) to see where this fits.

You know, longer term where does this get you as far as where you think you need to be for the long term, for the industry. Can we still classify you as an acquirer?

And on the billing system conversion, how long do you expect that to take? Thanks.

Male: Frank, we had a little trouble hearing you on the first part of that. Can you please repeat that?

Male: He hung up.

Male: OK. I think it had to do with the mix in the wireless business and the outlook.

Male: We think it's bright.

Male: Right. And then on the billing system conversion, we'll try to do that as quickly as possible. Generally we're able to get that done in the first six to 12 months kind of time frame.

Male: Did anybody hear more of the first part? I'd love to give him an answer.

Male: (I think it was) the impact the change will make (for either the buyer) or the...

Male: Oh.

Male: ...(for the key).

Scott Ford: Oh. Well, it will be interesting to see how it all plays out. We think there are a lot of opportunities to make money. We can be a buyer. We can be a partner. You know, we can do a lot of different things, and we think this transaction puts us in a great position to be able to maximize those opportunities in the future however that ends up playing out.

We're not going to say we are or are not going to do anything but we'll continue to be opportunistic and hopefully thoughtful about how we play in the industry that is going through its own very interesting consolidation.

And not just consolidation but realignment, asset separation. We think there's several interesting opportunities to play in that space from this combined platform, and we'll just go through them one at a time.

Male: OK. Let's come back to the floor here. I think we have a question.

Male: Hi. Excuse me. A question about the synergies. Could you break down approximately how much of the synergies would come from revenue, how much would come from the cost side, and also when you mention that the cost synergies and the (NPV) was in line with other deals, did you - to do that analysis, did you exclude international from that calculation, just really taking account the synergy in the US? Or do you expect any kind of synergies we may not be seeing some of the international emphasis?

Male: Before you give them the details in Jeff, we assumed no synergies in the international business. We fully intend to leave that team right where they are. Continue to get them to drive their business and look for other opportunities in that area. It's not a big piece of the puzzle, but it is a very important piece, and it does drive a lot of growth. And so we have no cost synergies on that side of it, outside of the financing that Jeff mentioned.

Male: Yes, and I think, just to add to that, you should think of these synergies as a percentage of the businesses Scott said. In terms of your initial question on the revenue synergies, Western Wireless is a very well run company in terms of how they targeted customers over the years. Their management team is equally experienced. So there was not as much of a revenue opportunity as we've seen in some other deals. So that about 95 percent of all of the synergies linked to expense savings in the areas that we outlined, corporate overhead, IT, network, sales and marketing, and purchasing efficiency.

Male: I think we're going to go to back the phone for a question.

Operator: We'll go next to David Barden with Banc of America Securities.

David Barden: Hey, guys, thanks a lot and congrats. I just wanted to maybe ask a question, first on ALLTEL's Verizon relationship. We talked a little bit about the cost side for Western. Could you guys talk a little bit about how you plan to leverage maybe that relationship, if at all, heading in to the west wireless territory?

And then, second, on the wholesale front, could you maybe explain in a little more detail, how much if any incremental leverage you guys might have by joining forces on the wholesale front? I'd appreciate it, thanks.

Male: Well traditionally, when we did the property swap in with Verizon, in 2000 and we cut rates within to what were unprecedented and are still, I think some of the very lowest numbers I've heard even today in the roaming industry. Certainly, lower than anything Mr. Stanton had seen. We actually if you - I mean I'd like to toot our own horn here, but we actually gave the leverage to Verizon. It has been Verizon's leverage every time we buy a property; we automatically go in and reduce the roaming rates that we charge to them.

So the way that you leverage Verizon is you don't. You cut the rates to what the contract says. And then, you are thankful that they send you traffic on those terms, because that is the contract we signed, and the deal we made in 2000. And I didn't - I frankly didn't hear all of the second part of the question. What was it about, wholesale, other wholesale periods?

David Barden: Yes, how does this improve our - or does this improve our leverage together from a wholesale perspective?

Male: I - look all four carriers are going to need to use this, but each one individually and specifically in different areas and on different technologies. What - the leverage we get is that we get one team of people that will be dedicated to serving their needs. And we will have that spun up at scale from the get go, instead of us having to go build one for other carriers other than Verizon, which was previously the case we would have been faced with.

Male: I think the western perspective on the leveraging roaming, derives very much from the geography that he serves. The average population density in the areas we serve held about 11 people per square mile. The ability to build technology depends on the spectrum band that you operate on. We operate an 850 network. We have one 850 competitor. It's typically either Cingular or Verizon. Everyone else looks that their decisions in terms of what it would cost them to build that out at 1900. And because we already have infrastructure in place we're still to the point that we have a larger investment in non electronic infrastructure, than electronic infrastructure. The cost of building GSM in our territories is simply in most cases an antenna, some cabling, and a base station that's about $25,000.

The ability to offer that is the - is because the carriers that are looking at it as an alternative look at a three to $400,000 investment per sell side and have to make three to eight times as many sell sites in order to duplicate the coverage. We also view this as the difference between, in effect, our cost of providing service down very low, and the cost to duplicate our coverage. As long as we price in between, we've got a great deal of leverage.

I think ALLTEL has leverage, and has move leverage as a result of this. But frankly, we've had discussions even over night with our - with some of the GSM players. I think that there is an opportunity for ALLTEL because of the intense competition between the national carriers to represent a technology for them.

What we found over time is, for example, with our CDMA network in Verizon territories, that other CDMA operators including ALLTEL would, in general, rather roam with us. Now in some cases, because of historic pricing arrangement, it's more economic. But given a choice, they'd rather road on someone who's independent than roam on each other because they view that as, in fact, helping each other in the market.

So we've always viewed our strategy as being a neutral, a Switzerland roaming. I think that ALLTEL is perfectly positioned to take advantage, and to wreak benefits from all four of these areas.

Male: And, I think, as investors look at this deal, everybody knows the growth that the Verizon minutes have shown ALLTEL network over the last few years. And Western Wireless has done a nice job accelerating their own CDMA roaming growth which would include Verizon on their own network, even before the transaction.

Male: We have time for one more question. We're going to take that here on the floor. Do we have any other questions here on the floor, right over here?

Female: Let me just put it a different way, because I think when the prior questioner was talking about levers, I think he's talking about can you take that relationship with Verizon that's lower cost, and maybe up sell on Western Wireless's territory more national rate plans? And I guess, another way of looking at it is what is the ratio of your inbound minutes from Verizon versus what you're giving to Verizon? And can you get that closer to one to one in the future, as you up sell national rate plans. Because that's really what ALLTEL was successful at. They started off in the whole, but I think that now they're giving Verizon about as many minutes as they're getting because they've up sold national rate plans.

Male: Yes, that's a great point. I may have misunderstood it. But we do plan to go in to the western markets with the ALLTEL national rate. And Western sells national plans today. I think, if you look at ours, versus theirs, largely because of the underlying cost structure, ours will be more aggressive in the marketplace than what the marketplace is typically seeing. That does tend to - the reason we do it is because it generally helps drive the RPU, and it helps drive churn customers that got on those plans, and stay on those plans. And they're very highly valuable to us.

So we do plan to do that. You know, when we look at our roaming revenue as a percentage of our total wireless revenue, we're going to go from eight, only to 10. So, I think, the flow of traffic that you see in ALLTEL today will very quickly like the flow of traffic you see in the combined company with the various (filming) partners around it as well. So that's part of the revenue synergies that we did talk about on the synergy side, although I didn't specifically call it out in that way. Thank you.

Male: Folks, we'd like to thank you for participating with us this morning. We'd like to thank all of the folks that joined us on the call. Have a great day.

END

Forward-Looking Statements

ALLTEL claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to uncertainties that could cause actual future events and results of ALLTEL and Western Wireless to differ materially from those expressed in the forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs, and assumptions and are not guarantees of future events and results. Actual future events and results of ALLTEL and Western Wireless may differ materially from those expressed in these forward-looking statements as a result of a number of important factors. Representative examples of these factors include (without limitation) adverse changes in economic conditions in the markets served by ALLTEL and Western Wireless; the extent, timing, and overall effects of competition in the communications business; material changes in the communications industry generally that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers; changes in communications technology; the risks associated with the integration of acquired businesses, including Western Wireless; adverse changes in the terms and conditions of wireless roaming agreements of ALLTEL and Western Wireless; the potential for adverse changes in the ratings given to ALLTEL 's debt securities by nationally accredited ratings organizations; the availability and cost of financing in the corporate debt markets; the uncertainties related to ALLTEL 's strategic investments; the effects of work stoppages; the effects of litigation, including any litigation with respect to the acquisition of Western Wireless; and the effects of federal and state legislation, rules, and regulations governing the communications industry. In addition to these factors, actual future performance, outcomes, and results may differ materially because of more general factors including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes. ALLTEL disclaims any obligation to update the forward-looking statements contained herein.

Additional Information and Where to Find It

In connection with ALLTEL 's proposed acquisition of Western Wireless, Western Wireless and ALLTEL intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. INVESTORS AND SECURITY HOLDERS OF ALLTEL AND WESTERN WIRELESS ARE URGED TO READ THESE WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLTEL, WESTERN WIRELESS AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by ALLTEL or Western Wireless with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by ALLTEL by directing a written request to: ALLTEL, One Allied Drive, Little Rock, Arkansas 72202, Attention: Investor Relations or Western Wireless, 3650 131sr Avenue S.E., Bellevue, Washington 98006, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Participants In Solicitation

ALLTEL, Western Wireless and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Western Wireless and ALLTEL in connection with the Merger. Information about those executive officers and directors of ALLTEL and their ownership of ALLTEL common stock is set forth in the ALLTEL Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 5, 2004, and the proxy statement for ALLTEL's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 3, 2004. Information about the executive officers and directors of Western Wireless and their ownership of Western Wireless common stock is set forth in the proxy statement for Western Wireless' 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 21, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of ALLTEL, Western Wireless and their respective executive officers and directors in the Merger by reading the proxy statement and prospectus regarding the Merger when it becomes available.